Filed by United Rentals, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings Inc.
(Commission File No.: 001-33485)
Ready to Deliver Investor Presentation First Quarter 2012
Introductory Information Unless otherwise specified, the information in this presentation, including forward looking statements related to our outlook, is as of our most recent earnings call held on April 18, 2012. We make no commitment to update any such information contained in this presentation. Certain statements in this presentation are forward-looking within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "seek," "on-track," "plan," "project," "forecast," "intend" or "anticipate," or the negative thereof or comparable terminology, or by discussions of strategy or outlook. You are cautioned that our business and operations are subject to a variety of risks and uncertainties, many of which are beyond our control, and, consequently, our actual results may differ materially from those projected. Factors that could cause actual results to differ materially from those projected include, but are not limited to, the following: (1) we and/or RSC Holdings, Inc. ("RSC") may be unable to obtain stockholder approvals required in connection with our proposed acquisition of RSC; (2) the length of time necessary to consummate the proposed acquisition of RSC may be longer than anticipated, and our business and/or RSC's business may suffer as a result of uncertainty surrounding the proposed transaction; (3) the possibility that RSC or other companies that we have acquired or may acquire could have undiscovered liabilities or involve other unexpected costs, may strain our management capabilities or may be difficult to integrate; (4) our highly leveraged capital structure, which will increase as a result of the proposed acquisition of RSC, requires us to use a substantial portion of our cash flow for debt service and can constrain our flexibility in responding to unanticipated or adverse business conditions; (5) a change in the pace of the recovery in our end markets which began late in the first quarter of 2010. Our business is cyclical and highly sensitive to North American construction and industrial activities. Although we have recently experienced an upturn in rental activity, there is no certainty this trend will continue. If the pace of the recovery slows or construction activity declines, our revenues and, because many of our costs are fixed, our profitability, may be adversely affected; (6) inability to benefit from government spending associated with stimulus-related construction projects; (7) restrictive covenants in our debt instruments, which can limit our financial and operational flexibility; (8) noncompliance with financial or other covenants in our debt agreements, which could result in our lenders terminating our credit facilities and requiring us to repay outstanding borrowings; (9) inability to access the capital that our businesses or growth plans may require; (10) inability to manage credit risk adequately or to collect on contracts with a large number of customers; (11) the outcome or other potential consequences of regulatory matters and commercial litigation; (12) incurrence of additional expenses (including indemnification obligations) and other costs in connection with litigation, regulatory and investigatory matters; (13) increases in our maintenance and replacement costs if we age our fleet, and decreases in the residual value of our equipment; (14) inability to sell our new or used fleet in the amounts, or at the prices, we expect; (15) turnover in our management team and inability to attract and retain key personnel; (16) rates we can charge and time utilization we can achieve being less than anticipated; (17) costs we incur being more than anticipated, and the inability to realize expected savings in the amounts or time frames planned; (18) dependence on key suppliers to obtain equipment and other supplies for our business on acceptable terms; (19) competition from existing and new competitors; (20) disruptions in our information technology systems; (21) the costs of complying with environmental and safety regulations; (22) labor disputes, work stoppages or other labor difficulties, which may impact our productivity, and potential enactment of new legislation or other changes in law affecting our labor relations or operations generally; (23) shortfalls in our insurance coverage; and (24) adverse developments in our existing claims or significant increases in new claims. For a more complete description of these and other possible risks and uncertainties, please refer to our Annual Report on Form 10- K for the year ended December 31, 2011, as well as to our subsequent filings with the SEC. Note: This presentation provides information about free cash (usage) flow, EBITDA, adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures. This presentation includes a reconciliation between free cash (usage) flow and GAAP cash flow from operations, a reconciliation between both adjusted EBITDA and EBITDA, on the one hand, and GAAP net income (loss), on the other hand, a reconciliation between both adjusted EBITDA and EBITDA, on the one hand, and GAAP cash flow from operations, on the other hand, and a reconciliation between adjusted EPS and GAAP EPS. (Information reconciling such forward-looking non-GAAP financial measures is unavailable to the Company without unreasonable effort.) This document is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to see securities. The solicitation and the offer to purchase shares of RSC Holdings common stock will be made pursuant to a registration statement on Form S-4 and joint proxy statement/prospectus forming a part thereof that the SEC declared effective on March 23, 2012. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You can obtain a free copy of the definitive version of the joint proxy statement/prospectus and other filings containing information about United Rentals and RSC Holdings, at the SEC's Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http://www.ur.com/investor under the heading "Investors" and then under "SEC Filings." Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.
2012 Priorities Objectives and Goals RSC ACQUISITION Rapid deleveraging of balance sheet CAPITAL STRUCTURE Successful integration to fully capture cost and revenue synergies Drive superior performance through enhanced services and processes CUSTOMER RELATIONSHIPS & BUSINESS PROCESSES
MARKET DYNAMICS
Rental Industry Poised For Growth* 12% CAGR(1) (2011-2016) Market Growth Forecast Over Next Five Years North American Rental Industry Poised for Growth * As projected by IHS Global Insight forecast IHS Global Insight Forecast (1)CAGR of Construction and Industrial Equipment
Market Dynamics* Indicators Continue to Show Improvement Architecture Billings Index (ABI) January 2009-February 2012 Source: The American Institute of Architects Used Prices Top Ten Rental Equipment Categories Fair Market (FMV), Orderly Liquidation (OLV), and Forced Liquidation Values (FLV) as a % of Cost March 2011-February 2012 Source: Rouse Asset Services Source: Federal Reserve Loan Officer Survey, U.S. Census Bureau Growing U.S. Economy Leads to Lower Unemployment Source: IHS Global Insight U. S. Federal Loan Survey: Continued Non-Residential Slowdown
Increased Rental Penetration Advantages of Renting vs. Owning Equipment Financial Deleveraging Drives Penetration CONSERVE CAPITAL No large capital outlays needed, which frees up capital to invest elsewhere SAVE ON STORAGE Eliminate the need for large equipment storage areas and buildings RIGHT EQUIPMENT FOR THE RIGHT JOB Rent the right equipment to fit the needs of any job or application INVENTORY CONTORL Pay for equipment only when its needed, keeping equipment inventory at a minimum REDUCE SITE DOWN TIME If equipment breakdowns occur, URI mechanics respond immediately to repair or swap it out NO COSTLY REPAIRS OR MAINTENANCE Customers don't need a repair shop, spare parts inventory, or mechanics COST CONTROL Renting simplifies customers bidding and billing into just one accountable cost - the rental ELIMINATE DISPOSAL COSTS Saves time and money preparing, advertising, and selling used equipment
Successful integration to fully capture cost and revenue synergies RSC ACQUISITION
Combination Overview United Rentals - RSC A LEADING NORTH AMERICAN EQUIPMENT RENTAL COMPANY CLOSELY ALIGNED CULTURES STRONG PLATFORM FOR GROWTH SUBSTANTIAL CASH SYNERGY OPPORTUNITY EXPECTED TO BE ACCRETIVE TO CASH EPS IN FIRST FULL YEAR Combined OEC of $7.0 billion 2011 revenue of $4.1 billion Best in class management team Balanced customer mix Industry-leading capabilities Significant synergy potential
Branch Footprint Expands Customer Reach and Offers Consolidation Opportunities Blue: URI Red: RSC
Synergy Opportunities Potential $200 million+ annual run-rate cost savings $147 million expected to be achievable within the first 12 months Total expected cost savings represent 5% of combined 2011 revenue, before synergies Additional top-line and cash flow opportunities Efficient use of combined footprint National and industrial account relationships Cash savings from capex efficiencies Strategic sourcing Inbound/outbound freight Repairs and maintenance Further optimization of fleet usage Cost Savings Opportunities Other Efficiencies Corporate Overhead Branch Consolidation Regional / Field Overhead Expect to Capture Planned Cost Savings by Year 2 Meaningful Revenue and Cash Flow Synergy Opportunities
Balanced Customer Mix URI Rental Revenue Standalone (1) Notes: (1) 2011 equipment rental revenue (2) Includes RSC construction revenue, including certain RSC infrastructure revenue reported therein Industrial Infrastructure Commercial Residential RSC Rental Revenue Standalone (1) Industrial / Non- Construction Construction Combined Company Rental Revenue (1) Industrial/ Non- Construction Infrastructure Commercial (2) Residential Result = Diversified End-Market Increased penetration of industrial accounts Improved ability to manage through cycles Surpass previously announced industrial target of 30% Integrated Operations will Bring a More Balanced Customer Mix 2%
Focused on Successful Integration View through customer's eyes Best of both worlds Follow the money Transparent communication Focused operating principles . . . Seamless transition Industry-leading people, processes & systems Significant cost and revenue synergy opportunities Informed internal and external stakeholders . . . designed to drive successful integration Clear Operating Principles Guide Integration Efforts
STEERING COMMITTEE INTEGRATION MANAGEMENT OFFICE (IMO) Significant resources: 80+ person team dedicated to leading integration preparation Breadth of experience: Leaders spanning all business functions (e.g., IT, HR, Finance, and Operations) Joint-planning process: Both companies involved in all aspects of planning process Systematic planning: Controlled process with structured cadence INTEGRATION TEAMS Integration team structure Integration team highlights Selecting Best People and Processes for the Future Dedicated Team with Deep, Broad Experience Leading Integration
Combine "Best of Both" to Better Serve Customers SAFETY Combined best practices to improve safety culture Enhanced customer safety training resources SALES Strengthened key accounts salesforce with deep industry expertise Total Control to deepen customer relationships Leading CRM technology CORE pricing capabilities OPERATIONS FAST delivery technology Leverage best-in-class shop processes and systems Operational excellence and discipline FLEET Expanded equipment sharing opportunities Best-in-class delivery and service tools to reduce OEC not available Expanding Competitive Advantages
Day One Playbooks for the Field Ensuring a Smooth Transition to One Company
Integration Activities STABILIZE PLAN INTEGRATE DIFFERENTIATE Prepare for operations post close. Identify "best of both" and synergy opportunities. Complete transition smoothly, with no noticeable difference in eyes of customers. Retain top talent at all levels of organization. Realize quick hits to drive synergy capture. Implement shared systems. Achieve full cost synergy. Complete transition to "best of both" processes and systems. Deepen market penetration and customer share of wallet. Innovate to build on strengthened capabilities. Day 1 Activities Sequenced for Seamless Transition and Effective Synergy Capture
Drive superior performance through enhanced services and processes CUSTOMER RELATIONSHIPS BUSINESS PROCESSES
Assure ready access to meet customers' fleet needs Strengthening Core Business through Performance Improvement Achieve further rental rate improvement by leveraging improved customer service Grow key accounts and expand cross-selling of all lines of business Expand channel opportunities for sale of used equipment Improve business processes to drive margin expansion Increase specialty rental fleet and customer reach
CORE Driving Profitable Growth Technology Helps Support Pricing Strategies and Discipline Program ensures consistent pricing across the network Support for customer segmentation and Operation United Improved guidance to sales force Improved negotiations RENTAL RATES
Fleet availability On-time delivery Pick-up Invoice accuracy Service call response time Drivers of Loyalty - Customer Scorecard Sharing Results with the Customer RENTAL RATES
Fleet Mix $4.3 billion of fleet comprised of 265,000 units Used sales will focus on Aerial fleet, while purchases will concentrate on Earth Moving, Power, Lighting, and Trucks Compaction Compressors Earth Moving Light Welders Trench Other Forks - Industrial Forks - Reach Trucks Power Compaction Aerial Compressors Earth Moving Light Welders Other Forks - Industrial Forks - Reach Trucks Power Current Fleet Mix Target Fleet Mix Forks - Rough <1% Forks - Rough <1% Aerial Adjusted to Attract Diverse Customer Base FLEET
Meeting Our Customers' Fleet Needs 3,100 Equipment Classes with Original Cost of $4.3B Booms And Lifts Earth Moving Forklifts Trench And Other % of 2011 Rental Revenue 39.7% 11.9% 14.4% 34.1% Time Utilization 77.0% 54.3% 75.7% 32.3% Dollar Utilization 37.1% 40.6% 37.6% 80.6% Average Fleet Age* (in months) 53.9 37.9 49.1 37.4 Q1 Dollar Utilization 40.7% = 2.1 Percentage Point YOY Increase FLEET *Fleet age is calculated on an OEC-weighted basis. Total fleet age is 47.3 months at 3/31/12 (44.8 months if adjusted for refurbishments)
Managing Fleet with a Life Cycle Approach Time Utilization Rental Capex and Used Sales ($MM) Selling Oldest Fleet (Age of Used Sales in Months*) *OEC weighted FLEET Age Composition ($MM) ? 1 1-2 2-3 3-4 4-5 5-6 6-7 7-8 8-9 >9 Total East 0 998 1416 1649 2117 2752 3422 3911 4077 4124 4243 998 418 233 468 635 670 489 166 47 119
Accelerated Focus on Key Accounts THESE CUSTOMERS: Bring more stable relationships and revenue Rent for longer periods, which results in fewer transaction costs Return equipment with less damage Provide opportunity to leverage North American footprint KEY ACCOUNTS Potential equipment rental spend of $500K or more annually or do business in multiple locations Potential equipment rental spend of $100K or more annually or do business in limited geographic areas Smaller accounts with the ability to grow share of wallet 58% of Rental Revenue Covered by Single Point of Contact* National Strategic Assigned *Q1 2012 KEY ACCOUNTS
Operation United Performance Key Accounts Rental Revenue up $53.8MM Q1 2012 vs. Q1 2011 Key Account Dollar Growth KEY ACCOUNTS
Reopening Dormant Accounts Leveraging technology to expand customer base Advanced analytic tools identify best channel for connecting to customer Closed loop assures customer outreach In Q1 2012, 5K Dormant Customer Accounts were Reopened, Generating $8 million in Rental Revenue KEY ACCOUNTS
Used Equipment Sales Increased used sales for 2012 Push margins through retail channels Lower cost of repairs and maintenance Offer "United Guard" maintenance program Supported by Rouse Asset Services Extensive experience in the industry Sales Support Website redesign (Internal / External) Customized marketing material Financing available Captive Capital (US) Roynat (Canada) USED EQUIPMENT
FAST Improving logistics Total branches on FAST: 421* Full FAST: 337 FAST Lite: 84 Trucks on FAST: approximately 1,500 Drivers using FAST: approximately 1,200 Sources of expected financial benefits: Fuel Route optimization (less miles driven) Idle time reduction (achieved a 46% reduction) Labor Cost Savings (outside hauling, overtime, headcount) OEC scheduled for pick up (incremental revenue from quicker turnaround) Paper (paperless delivery processes) Cost Savings on Fuel and Outside Hauling *as of week of 4/16/12 BUSINESS PROCESSES
Safety as a Core Value Robust Support for Industrial Initiative Hired safety professionals dedicated to industrial support in 2011 Revised and focused company's written safety program on industrial risk World Class Training and Education Annual safety education required for all employees Hazard awareness "24/7" Observation and Intervention training Driver Safety: hands-on and e-learning Mentoring Branch Management Safety blitzes and manager workshops Risk assessments and job safety analyses Root cause-focused investigations More Than 95% of Branches had No Recordable Incidents in Q1 BUSINESS PROCESSES
Trench Safety Provides Revenue Synergies Opportunity Largest trench safety rental company in North America RSC currently "re-rents" trench equipment for customers Trench is first on the job and supports cross selling opportunities OSHA requires protection when working more than 5 feet underground Since 2006, United Rentals has trained more than 60,000 contractors in excavation safety Trench Safety Rental Revenue Increased 46% in Q1 YOY SPECIALTY FLEET
What Is Power & HVAC? Combination with RSC provides revenue synergy opportunity Historically high margin business Business specializes in turn-key services and solutions Provides custom engineered products and services Power & HVAC Rental Revenue Increased 39% in Q1 YOY SPECIALTY FLEET
Rapid deleveraging of balance sheet CAPITAL STRUCTURE
Q1 Results * Rental rate changes are calculated based on the year-over-year variance in average contract rates, weighted by the prior period revenue mix. Q1 2012 RESULTS Q1 2012 RENTAL REVENUE Rental revenue: Increased 20.5% to $523MM, compared with $434MM for the same period last year Rates* +6.3% YOY and volume +17.8% YOY TIME UTILIZATION Time utilization: Increased 1.2 percentage points, compared with the first quarter last year, to 62.3% ADJUSTED EBITDA Adjusted EBITDA of $231MM increased $86MM compared to last year Adjusted EBITDA margin of 35.2% increased 7.5 percentage points compared with last year
Consistent Free Cash Flow Generation Over Cycle *2007 includes merger termination benefit of $91MM ** 2010 includes a $55MM federal tax refund Cash Flow 2006-2012 ($MM) 2006 2007* 2008 2009 2010** 2011 Qtr 1 2012 EBITDA $1,084 $1,265 $(117) $589 $649 $879 $217 Cash Interest (213) (203) (218) (234) (229) (203) (40) Cash Taxes (17) (84) (46) (3) 49 (24) (12) Gain on Sale of Equipment (102) (89) (69) (6) (41) (68) (30) Goodwill Impairment Charge - - 1,147 -- - - - - Working Capital/Other 82 (30) 67 92 24 24 119 Cash from Operations 834 859 764 438 452 608 254 Rental Capex (873) (870) (624) (260) (346) (774) (390) Non-Rental Capex (78) (120) (80) (51) (28) (36) (36) Proceeds on Sale of Rental 335 319 264 229 144 208 76 Proceeds on Sale of Non-Rental 17 23 11 13 7 17 7 Cash Invested (599) (648) (429) (69) (223) (585) (343) Excess tax benefits from share based payment arrangements, net - - 31 -- (2) (2) -- -- Free Cash Flow (Usage) $235 $242 $335 $367 $227 $23 $(89)
2012 Standalone Outlook(1) STANDALONE OUTLOOK RENTAL RATES An increase in rental rates of 5% TIME UTILIZATION An increase of approximately 0.5 percentage points year-over-year CAPEX Net rental capital expenditures of between $700 million and $750 million, after gross purchases of approximately $1.0 billion FREE CASH FLOW Free cash usage (negative flow) in the range of $50 million to $100 million (1)Exclusive of any impact of proposed RSC merger
Pro Forma Financial Overview Year ended as of December 31, 2011 Year ended as of December 31, 2011 Year ended as of December 31, 2011 URI (%) RSC (3) Pro Forma Total Revenue 2,611 1,522 4,133 Rental Revenue 2,151 1,307 3,458 Gross Profit (1) 898 483 1,381 Operating Profit (1) 415 207 622 Adjusted EBITDA (1) 929 565 1,494 Adjusted EBITDA w/ Cost Savings (2) 1,641 Rental Fleet, Net (1) 2,617 1,675 4,292 9 Notes: URI and RSC standalone operating profits excludes merger costs. Pro forma amounts excludes estimated fair value accounting adjustments. Expected year 1 cost savings of $147MM. RSC numbers reflect a recast of RSC's 12/31 financials as provided in the year end pro formas. RSC adjusted EBITDA includes addition of restructuring charges as provided in the year end pro formas. URI RSC Cost Savings
$255 A/R Used 6.50% QuIPS $750 8.375 % Senior Sub Notes $500 10.875% Senior Unsecured Notes $45 A/R Unused $300 4.00% Convert. Notes $168 $750 5.75% Senior Secured Notes 1.875% Convertible Notes $22 $55 $1,180(2) ABL Used $886 ABL Unused $2,400 $500 9.25% Senior Unsecured Notes $700 7.625% Senior Unsecured Notes $750 7.375% Senior Unsecured Notes R 8.25% Senior Notes $650 $200 R 10.25% Senior Notes $720 ABL Unused $750 $1,325 $1,400 Pro Forma Debt Maturity Profile (as of March 31, 2011(1)) ($MM) Notes: Excludes secured debt of RSC to be repaid at closing and capital leases Based on upsized $1.9Bn ABL. Includes $50MM & $94MM of URI and RSC LCs. Does not include post-close ABL drawdown to fund up to $200MM share repurchase
Pro Forma Leverage Ratio Set to Decline(1) (3)(4) 1 Assuming transaction on January 1, 2012. 2 Pro Forma 2011 leverage excludes synergies. 3 Pro Forma 2012 leverage includes $147MM of run rate synergies, pro-rated for 8 months. 4 Pro Forma 2012 leverage would be 4.1 after giving effect for a $200MM share repurchase. 5 Pro Forma 2013 leverage includes 4 months of $147MM of run rate synergies and 8 months of 200MM run rate synergies. 6 Pro Forma 2013 leverage would be 3.0 after giving effect for a $200MM share repurchase. (2) (5)(6)
Appendix
Adjusted Earnings Per Share GAAP Reconciliation We define "Earnings (loss) per share - adjusted" as the sum of (i) earnings (loss) per share - GAAP, as reported plus the after-tax impacts of (ii) RSC merger related costs, (iii) restructuring charge, (iv) loss on retirement of subordinated convertible debentures and (v) RSC merger related interest expense. Management believes adjusted earnings (loss) per share provides useful information concerning future profitability. However, adjusted earnings (loss) per share is not a measure of financial performance under GAAP. Accordingly, adjusted earnings (loss) per share should not be considered an alternative to GAAP earnings (loss) per share. The table below provides a reconciliation between earnings (loss) per share - GAAP, as reported, and earnings (loss) per share - adjusted.
EBITDA and Adjusted EBITDA GAAP Reconciliation EBITDA represents the sum of net income (loss), provision (benefit) for income taxes, interest expense, net, interest expense-subordinated convertible debentures, depreciation of rental equipment, and non-rental depreciation and amortization. Adjusted EBITDA represents EBITDA plus the sum of the RSC merger related costs, restructuring charge, and stock compensation expense, net. These items are excluded from adjusted EBITDA internally when evaluating our operating performance and allow investors to make a more meaningful comparison between our core business operating results over different periods of time, as well as with those of other similar companies. Management believes that EBITDA and adjusted EBITDA, when viewed with the Company's results under GAAP and the accompanying reconciliation, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of our core business without regard to potential distortions. Additionally, management believes that EBITDA and adjusted EBITDA permit investors to gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced. However, EBITDA and adjusted EBITDA are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income (loss) or cash flow from operating activities as indicators of operating performance or liquidity. The table below provides a reconciliation between net income (loss) and EBITDA and adjusted EBITDA. (A) Our EBITDA margin was 33.1% and 27.2% for the three months ended March 31, 2012 and 2011, respectively. (B) Our adjusted EBITDA margin was 35.2% and 27.7% for the three months ended March 31, 2012 and 2011, respectively. (1) Reflects transaction costs associated with the proposed acquisition of RSC. (2) Primarily reflects branch closure charges due to continuing lease obligations at vacant facilities. (3) Represents non-cash, share-based payments associated with the granting of equity instruments.
Reconciliation of Net Cash Provided by Operating Activities to EBITDA and Adjusted EBITDA
Free Cash Flow GAAP Reconciliation
In September 2011, the American Rental Association (ARA) released Rental Market Metrics whitepaper Standardization of metrics provides consistent way for calculating and reporting critical performance metrics. Publication provides definitions and calculations for original equipment cost (OEC), time (physical) utilization, financial (dollar) utilization, fleet age and period-over-period rental rate changes. URI adopted new ARA standards beginning with the release of our first quarter 2012 results. Standard set of metrics is sign of growth and maturity of industry. Key differences between old URI ("old basis") methodology and ARA ("new basis") methodology are as follows: OEC - New basis calculation is based on GAAP gross book value. In old basis calculation, OEC is not reduced by volume rebates. In new basis calculation (consistent with GAAP), OEC is reduced by value of volume rebates. For acquisitions, OEC is not reset; OEC values are carried-over from acquired company. Time utilization - In old basis calculation, OEC excluded serialized assets less than $5K. In new basis calculation, these assets are included. Calculation also changes for new definition of OEC. Fleet Age - Moving from unit-weighted measure of fleet age (old basis) to OEC-weighted measure (new basis). Rental Rate - In new basis calculation, period-over-period rental rate changes are weighted by prior period revenue mix, as opposed to current period revenue mix (old basis). In new basis calculation, impact of currency is excluded from rental rate change calculation. ARA Metrics
ARA Metrics Comparison
Corporate Governance Focus on Best Practices 10 of 11 directors are independent Roles of Chairman and CEO are separated and the Chairman is an independent director Each of the Compensation, Audit and Nominating & Corporate Governance Committees is comprised solely of independent directors Board elected not to renew or extend the stockholder rights plan Three members of the Audit Committee are financial experts Amended Company charter to eliminate Board classes Board and each committee have express authority to retain outside advisors Board and each committee perform an annual self-assessment All directors attended at least 75% of the meetings of the Board and committees of which they were a member during the past year Board has adopted stock ownership guidelines for officers and directors
Convertible Senior Notes In November 2009, URI issued $172.5MM of convertible senior notes due 2015. Notes carry a 4.0% coupon and are convertible at an initial conversion price of $11.11 per share Net share settlement election means par amount paid in cash, in-the-money portion settled in stock or cash The current outstanding balance of the 4.00% notes is $168MM The company separately entered into hedge transactions which significantly reduce potential dilution associated with the convertible senior notes Hedge transactions effectively increase conversion price to $15.56 per share, subject to change in certain circumstances Economically, there is no dilution until stock price exceeds $15.56 per share Hypothetical examples: In the first quarter 2012, the average stock price was $38.97, and 10.8MM shares were included in the diluted share count. How the Convertible Works Assumed Stock Price Net Shares Issued Upon Conversion Potential Accounting EPS Dilution $11.11 or below None None $15.56 None 4.3MM shares $35.00 8.4MM shares 10.3MM shares $45.00 9.9MM shares 11.4MM shares $55.00 10.8MM shares 12.0MM shares
Mechanics of Convert and Hedge Share Delivery at Conversion for $168MM ASSUMED STOCK PRICE $9 United Rentals Net 0 New Shares Issued 0 Shares 0 Shares Investors $12 United Rentals Net 0 New Shares Issued 1.1MM Shares 1.1MM Shares Investors $35 United Rentals Net 8.4MM New Shares Issued 1.9MM Shares 10.3MM Shares Investors Hedge Counterparties Hedge Counterparties Hedge Counterparties
Glossary of Terms Capex: Capital expenditures represent the amount reported in our statements of cash flows for the purchase of rental and non-rental equipment. Dollar Utilization: Annualized rental revenue, excluding re-rent and ancillary revenue, divided by the average original equipment cost. EBITDA: Is a measure of operating performance and is calculated as the sum of net income (loss), loss from discontinued operation, net of taxes, provision (benefit) for income taxes, interest expense, net, interest expense-subordinated convertible debentures, net, depreciation of rental equipment and non-rental depreciation and amortization. Free Cash (Usage) Flow: Free cash (usage) flow is a measure of cash flow available to satisfy debt obligations and working capital requirements, and is calculated as net cash provided by operating activities, less purchases of rental and non-rental equipment plus proceeds from sales of rental and non- rental equipment and excess tax benefits from share-based payment arrangements, net.
Glossary of Terms Fleet Age: The OEC weighted age of the entire fleet, excluding the benefit of refurbishments. OEC: Original Equipment Cost; the cost of an asset at the time it was originally purchased. Rental Rate: The percentage change in the rate/price that is charged for equipment on rent. Overall company rental rates change based on a combination of pricing, fleet composition and term of rental. This metric is used to evaluate rate changes both year-over-year and sequentially (typically quarter-over-quarter). Rental rate changes are calculated based on the year- over-year or sequential variance in average contract rates, weighted by the prior period revenue mix. Time Utilization: Amount of time an asset is on rent divided by the amount of time the asset has been owned. Also known as physical utilization.